EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended September 30,		Nine months ended September 30,
( in thousands )	2004	2003	2004	2003
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$102,121	$89,060	$384,233	$302,156
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	9,096	9,615	29,016	28,725

Earnings as defined	$111,217	$98,675	$413,249	$330,881

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$7,149	$7,944	$22,816	$23,779
Interest capitalized	84	138	600	302
Portion of rental expense representative of the interest factor	1,947	1,671	6,200	4,946
Preferred stock dividends of majority-owned subsidiary companies	20	20	60	60

Fixed charges as defined	$9,200	$9,773	$29,676	$29,087

RATIO OF EARNINGS TO FIXED CHARGES	12.09	10.10	13.93	11.38